Exhibit 17

Letter of Resignation

Attn. Board of Directors of East Coast Diversified Corp.

December 16, 2008

Please be advised that effective immediately, I herewith submit my resignation from the Board of Directors as well as my position as the President and CEO of East Coast Diversified Corp.

/s/ Richard Margulies
Richard Margulies